

Netsave Inc

Your Neighborhood Marketplace

Local Buying & Selling Reimagined

netsave

INVEST IN **NETSAVE**

The only hyper-local resale marketplace with built-In safety & delivery

netsave.com   Miami, FL   ⊙   Technology   Marketplace   Retail   Minority Founder   Sustainability

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Highlights

1   End-to-End Safety – 24/7 support, seller verification, & built-in delivery.

2   Global Expansion GTM – Scaling beyond the U.S. with a proven strategy.

3 AI-Powered Fraud Protection – Safer than Facebook Marketplace, Mercari, & OfferUp.

4 10K+ Organic Downloads – Rapid growth with no paid marketing.

5 Livestream Shopping – Real-time buying & selling = instant trust.

6 Backed by Experts – Investors & advisors with deep marketplace experience.

7 Sustainability = Profits – Resale is a $200B+ market & growing.

8 Early Bird Bonus – Invest now before the cap fills!

Featured Investor



M. Kevin Harris
Invested **$5,500** ⓘ

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Syndicate Lead
I am an avid investor investing in everything from the US stock market to startup companies that hold the potential to change the world.

"I believe that Netsave is a one-stop platform for buying and selling resale goods online with peace of mind. The business model and AI-based user screening solution will propel the company forward in evolving online resale. The delivery feature is the icing on the cake, addressing a major issue in the resale marketplace industry. The livestream feature enhances the authenticity of the buying process in real time, bringing buyers and sellers closer and creating a higher level of trust. After s…"

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Our Team



Justin Georges Founder & CEO

Enthusiastic entrepreneur with 7+ years of industry experience, 2X founder with 1 successful exit, Tech Product Manager, Business Mgmt/Finance/Economics Academic Studies, Stanford Digital Transformation Professional Certificate

OfferUp, Craigslist, and Facebook Marketplace haven't effectively tackled the user safety problem in online resale. My personal experiences on those sites led me to start Netsave, aiming to build a hassle-free and legitimate community where real people can buy and sell authentic products.



Chris Luo Lead Engineer & CTO

Lead Full-Stack Software Engineer with 7+ years of experience, UC degree in Computer Science



Chay Land Product & UX Designer

Product design expert with 10+ years crafting scalable apps for startups & Fortune 100s. Led AAA-accessible design for gov contracts, NFT platforms & 150+ websites.



Grace Ge UI/UX & Visual Brand Designer

UX/UI Designer & Researcher with 5+ years of experience delivering customer-centric digital experiences for fintech, non-profits, and E-commerce. Her designs have driven $1M+ in sales & 25% user retention growth.



Anya Evans Growth Manager

3+ of experienced in driving audience engagement & revenue through high-impact marketing strategies. Led GTM strategies for B2C startups and scaling SaaS products. Expert in performance marketing, branding & viral growth.



Sheida Varshabi Integrated Digital Marketing Manager



7+ years of experience driving growth for D2C, B2C & B2B brands. Expert in paid media, optimizing Pinterest & TikTok ads. Proven track record in e-commerce, SaaS & performance marketing, maximizing ROI.

The First Safe & Secure Reseller Marketplace



Fraud, scams and unsafe reseller transactions are in the past. Netsave is a safer and more sustainable resale social marketplace, powered by livestream and same-day delivery, creating a more secure and reliable community.

The Broken Reseller Market

The reseller market is plagued by numerous issues that hinder its safety, efficiency and reliability. Platforms like OfferUp, Craigslist, Facebook Marketplace, PoshMark, and WhatNot, fall short delivering positive experiences. The lack of standardized processes and inadequate security measures leave users vulnerable to fraud, scams and disappointing transactions.

Common Issues & Challenges

- **NO robust verification system for both buyers and sellers:** This leads to fake listings, misrepresented items, unreliable buyers and scams.
- **Fraud & Misrepresentation:** Users frequently encounter situations where sellers don't accurately describe items leading to disputes upon delivery.
- **Lack of Follow-up:** Buyers may fail to follow through with payments or pick-ups, wasting sellers' time or worse, putting their safety at risk.
- **Anonymous Transactions**: The anonymity provided by these platforms can also attract malicious actors who exploit the system for fraudulent activities.
- **NO Secure Delivery:** Current platforms require cumbersome scheduling and can lead to risky in-person meetings, potential theft, or payment fraud.
- **NO Support:** The absence of a standardized dispute resolution process or 24/7 support leaves users with little recourse when transactions go awry.

These issues collectively contribute to a lack of trust in the reseller ecosystem, deterring potential users and limiting the growth and efficiency of the market as a whole.


The Reseller Revolution

Netsave addresses these challenges with an industry-first comprehensive solution:

- **Verified Sellers:** Every seller is fully verified to reinforce our trust and safety policies through a reliable platform.

- **Livestream Experience:** Ensuring authenticity, personalization, meaningful interactions through direct communications in real-time

- **Payment Escrow:** Ensuring delivered items are as-described and as-expected.

- **Same-Day Local Delivery Service by Vetted Drivers:** Creating a hassle-free transaction process

- **24-Hour User Support:** Dedicated support to assist users through the entire transaction process.

- **Community Focused:** Building trust among community members to act locally and responsibly while supporting the growth of their local economies

- **One-Stop Platform:** Our product roadmap highlights part of our

long-term plan to become a one-stop platform featuring both products and home services, like a combination of OfferUp and Angie's List



Hassle-Free Transactions &
Same-Day Delivery
AI-Based User Screening &
Verified Seller Network
Legitimate Community &
User Safety
Easily Post or Cross-List
& Low Seller Fees
Livestream
Shopping
Find or Provide
Services
Connect &
Engage
Buy &
Sell
One-Stop Platform catering to
both products & home services













11:07
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42% off
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63% off
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2288 miles away
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INTERVIEW WITH THE FOUNDER

crowdigy

Interview with Justin Georges, CEO, Netsave

Q: Was there a defining moment when you knew Netsave had to exist?

Justin:

"When I was setting up my last business, I needed to buy office furniture. I thought it would be simple—just find a few desks, some chairs, and move on. But the reality? It was a nightmare. Every platform I used—Craigslist, Facebook Marketplace, even OfferUp—was full of unreliable sellers, no-shows, and people who either didn't have what they listed or changed the price last minute."

"I remember driving 45 minutes to pick up a set of chairs, only for the seller to ghost me when I arrived. Another time, I showed up with cash in hand, and the seller suddenly decided they 'already sold it' but had something else to offer—something I didn't need. It was frustrating, time-consuming, and made me realize how broken the system is."

"I kept thinking: **Why isn't there a better way to buy and sell locally without all this hassle? Why isn't there a platform that actually ensures trust and reliability?** That's why we built Netsave—to take the uncertainty out of local selling, to make sure buyers and sellers can actually trust the process."

Q: What is your ultimate dream for Netsave, beyond just financial success?

Justin:

"I want Netsave to become a **household name.** Not just a company—but a community pillar.

I want people to feel like they can **trust their local economy again.** To know that when they sell something, they're not taking a risk. To feel safe in their own neighborhood. To empower local sellers, small businesses, and families to make extra income without fear."

Q: Why do you think right now is the best time for investors to get behind Netsave?

Justin:

"At the beginning, I just wanted to see if we had something. I personally took on the risk, tested the idea, and built the foundation before asking anyone else to invest. Now, the product is built. The problem is clearer than ever. The demand is real. It's no longer an idea—it's a movement."

"People are tired of marketplace scams. They're tired of sketchy meetups

*People are tired of marketplace scams. They're tired of sketchy meetups. They're tired of feeling unsafe. And they **deserve better.** We've done the groundwork. Now, it's time to scale. That's why this is the perfect moment for investors to step in—because Netsave is ready to grow."*

Frederick S.

Hi is this still available 👍

Monday at 11:10 am

Ayaana L.

Let me know if you'd be interested in an offer. 😊

Tuesday at 11:17 am

Jay G.

Hey I would love to acquire this t-shirt. I saw it when I was in Japan a few weeks ago and it reminds me of JP! 😊

Tuesday at 11:17 am

Message...

★★★★☆

✓ Verified Seller

 Our Passionate Community

Organic Growth:

We've grown organically without paid advertising to 10k+ downloads, and now ready to scale our key features to get ready for expansion.

Our users love Netsave (App Store Reviews):

Very Promising! ⭐⭐⭐⭐⭐ "It was very easy to navigate and quick to list my items for sale. I cannot wait to connect with more people in my town."

Made $1,100 in 2 Weeks ⭐⭐⭐⭐⭐ "I was excited to sell my furniture in 2 weeks when moving to my new home. I hope to sell more and earn extra cash."

Great User Support ⭐⭐⭐⭐⭐ "Someone answered my questions immediately. I'm glad this app understands the necessity of a real person to help."



Market Opportunity

The Resale Marketplace industry is vast and growing. With increasing demand for safe and efficient local transactions, Netsave is well-positioned to capture a significant share.



TAM

Total US Online Resale Market: $77B in 2022
(Projected: $100B by 2026)

SAM
Serviceable Available Market based on Top Two
Categories & Target Customer (62% of US Pop.): $21B

SOM:
Serviceable Obtainable Market
(≥ 1% Share of GMV): $210M



$77B

$21B

$210M



A More Secure Market

Netsave stands out in the competitive resale marketplace industry due to:

- Our focus on solving key challenges related to end-to-end user safety

- Our vision to build authentic and sustainable community

- Our key differentiating features such as seller verification network, livestream shopping and local delivery; and *last but not least a seamless user experience.*

	Netsave	OfferUp	Craigslist	Facebook Marketplace	Mercari
AI-Powered User Screening & Access Review	✅	❌	❌	❌	❌

Seller Verification Process	✅	❌	❌	❌	❌
Product Screening & Review	✅	❌	❌	❌	❌
Livestream Shopping	✅	❌	❌	✅	❌
Local Delivery Service	✅	❌	❌	❌	✅

Our strategy includes but not limited to:

- **Targeted Marketing Campaigns:** Leveraging social media and local advertising.

- **Partnerships:** Collaborating with community organizations and local influencers.

- **Referral Programs:** Encouraging users to invite friends and neighbors

 Revenue Opportunities

Netsave generates revenue through:

- **Transaction Fees:** A small percentage from each transaction
- **Premium Memberships:** Offering additional benefits and features
- **Advertising:** Local businesses can advertise on our platform



Current Revenue
Transactions Fees (Seller)
Local Delivery (Buyer)
Future Revenue
Seller Listings Ads
Partners Sponsored Ads
Service Subscription Model



5-Year Revenue Projection
2025 $1,848,696
2026 $6,539,960
2027 $14,384,172
2028 $22,363,798
2029 $36,605,889

Forward-looking projections are not guaranteed.

Netsave Revenues & Profits
($ millions)



Legend: ■ Revenue ■ Gross Profit $ ■ Operating Profit $

Year	Revenue	Gross Profit $	Operating Profit $
2025	$1.8	($0.8)	(1.3)
2026	$6.5	$0.4	(0.8)
2027	$14.4	$3.2	1.7
2028	$22.4	$14.3	6.6
2029	$36.6	$40.1	18.0

Cumulative Operating Profit
($ millions)
J-Curve



Year	Cumulative Operating Profit
2025	($1.3)
2026	($2.1)
2027	($0.4)
2028	$6.2
2029	$24.2

Forward-looking projections are not guaranteed.

Join Our Investor Community

Invest Now to support our vision and join our mission to make a difference in the world. Your investment will help to:

- **Expand Our Team:** Hiring additional developers, support staff, and marketing experts.

- **Enhance Our Platform:** Continuously improving user experience and adding new features.

- **Increase Marketing Efforts:** Expanding our reach and growing our user base.

Thank You!

Justin Georges

netsave